Exhibit 99.2

ENGLISH TRANSLATION

DATED NOVEMBER 7, 2016

Golden Benefit Technology Limited

Changxing Bao Li Rui Xin Technology Co., Ltd.

AND

Beijing Super TV Co., Ltd.

EQUITY TRANSFER AGREEMENT

IN

Beijing Super TV Co., Ltd.

CONTENTS

clause		pAGE

1.	definitions	2
2.	Transfer of equity interest	3
3.	PURCHASE price and payment	3
4.	CONDITIONS PRECEDENT TO ClOSING	4
5.	CLOSING	5
6.	REPRESENTATIONS AND Warranties	5
7.	COVENANTS	5
8.	INDEMNIFICATION FOR BREACH OF CONTRACT	6
9.	CONFIDENTIAL INFORMATION	7
10.	COSTS AND TAX ARISING FROM THE TRANSFER	7
11.	GENERAL	7
12.	ASSIGNMENT	7
13.	NOTICES	8
14.	Effectiveness	8
15.	ENTIRE AGREEMENT	8
16.	GOVERNING LAW	9
17.	dispute resolution	9
18.	Languages and COUNTERPARTS	9
SCHEDULE 1 REPRESENTATIONS AND WARRANTIES		12
EXHIBIT A Payment instruction		11

THIS EQUITY TRANSFER AGREEMENT (“this Agreement”) is made on November 7, 2016

BETWEEN:

(1)	Golden Benefit Technology Limited, a company duly organised and validly existing under the laws of Hong Kong, with registered address at Room 1501 (112), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong (“Transferor”);

(2)	Changxing Bao Li Rui Xin Technology Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 1460, 14/F, Tower A, Changxing Word Trade Mansion, 1278 Mingzhu Road, Changxing Economic Development Zone, Huzhou, Zhejiang (“Transferee”); and

(3)	Beijing Super TV Co., Ltd., a company duly organised and validly existing under the laws of PRC, with registered address at Room 406, Jingmeng High-Tech Building B, 4th Floor, No. 5-2 Shangdi East Road, Haidian District, Beijing (“Company”).

PRELIMINARY STATEMENT

(A)	The Company is a Sino-foreign equity joint venture established on May 31, 2004.

(B)	The registered capital of the Company is US$5,550,000, and the Transferor owns 90.09% of the equity interest in the Company.

(C)	The Transferor wishes to transfer to the Transferee, and the Transferee wishes to acquire from the Transferor, the entire 90.09% equity interest held by the Transferor in the Company together with all rights and obligations accruing or attached thereto pursuant to the terms and conditions of this Agreement.

(D)	The Transferee has procured its Affiliate to pay RMB60,000,000 (the “Deposit”), to an account designated in the payment instruction in the form attached hereto as Exhibit A (the “Payment Instruction”) issued by the Transferor to the Transferee.

NOW THE PARTIES AGREE as follows:

1.	definitions

1.1	Unless expressly provided otherwise or the context otherwise requires, the following words and expressions shall have the meanings set out below:

“Affiliate” means any company which, through ownership of voting stock or otherwise, directly or indirectly, is controlled by, under common control with, or in control of a Party. “Control” means the direct or indirect power to elect a majority of directors or to direct the management of a company by reason of ownership of 50% or more equity in such company or by means of contract or otherwise.

“MOFCOM” means the Ministry of Commerce of the PRC or its relevant local body which has the authority on foreign investment filing process and which originally approved the establishment of the Company.

“Business Day” means any day except Saturday, Sunday and legal public holidays in PRC, Hong Kong, Cayman Islands or United States of America.

“Closing” means the completion of the Transfer on the Closing Date.

“Party” shall mean any of the Transferor, the Transferee and the Company, and “Parties” shall mean all of them together.

“PRC” means the People’s Republic of China, and for the purpose of this Agreement, does not include Hong Kong Special Administrative Region, Macao Special Administrative Region, or Taiwan area.

“SAIC” means the State Administration for Industry and Commerce or its relevant local body with which the Company has been registered.

“Tax” means any form of taxation, withholding, levy, duty, charge, contribution, including without limitation any impost of whatever nature (including any fine, penalty, surcharge or interest in relation thereto) imposed by a local, municipal, provincial, governmental, state, federal or other fiscal, revenue, customs or excise authority, body or official or other body or authority in the PRC or elsewhere.

“Transfer” means the transfer of the Transferred Interest in accordance with the provisions of this Agreement.

“Transferred Interest” means the 90.09% equity interest in the Company held by the Transferor (amounting to US$5,000,000 as the registered capital of the Company), together with all rights and obligations accruing or attached thereto.

“US Dollar” or “US$” means the lawful currency of the United States of America.

“Special Committee” means the special committee designated by the Listco.

“Listco” means China Digital TV Holding Co., Ltd..

“Renminbi” or “RMB” means the lawful currency of the PRC.

1.2	Unless otherwise specified herein, references to Articles or Schedules/Appendices are to Articles and Schedules/Appendices of this Agreement.

2.	Transfer of equity interest

2.1	Subject to the terms and conditions of this Agreement, the Transferor shall transfer to the Transferee, and the Transferee shall acquire from the Transferor, the Transferred Interest which shall be free from all claims, charges or rights of any third party as at the date of this Agreement and the Closing Date.

3.	PURCHASE price and payment

3.1	In consideration of the Transfer, the Transferee shall pay to the Transferor Renminbi Six Hundred and Ten Million (RMB610,000,000) in cash (“Purchase Price”) in accordance with this Agreement.

3.2	Subject to Section 10.2, within five (5) Business Days after the issuance of a closing notice by the Transferor pursuant to Article 5.2, the Transferee shall pay the Purchase Price deducting the Deposit and the Tax withheld by the Transferee pursuant to Article 10.2 to a bank account designated by the Transferor. The Transferor shall return the Deposit within five (5) Business Days after the Transferor receives the above instalment of the Purchase Price to a co-managed bank account jointly opened by the Transferee and the Transferor. No disbursement shall be made from such account unless used for paying to the Transferor as part of the Purchase Price. Within five (5) Business Days after the co-managed account receives the Deposit returned by the Transferor, the Deposit retained in the co-managed account shall be paid to the Transferor as the remaining Purchase Price, in an amount equal to Renminbi Sixty Million (RMB60,000,000).

If the receipt of the Purchase Price cannot be confirmed by the Transferor within ten (10) Business Days following the delivery of the closing notice due to any reason attributable to the Transferee, the Transferor shall be entitled to (i) terminate this Agreement with immediate effect and retain the Deposit as contractual penalty, or (ii) require the Transferee to continue to perform its obligations under this Agreement, and charge a late fee of 0.1% of any overdue payment per day. If the receipt of the Purchase Price cannot be confirmed by the Transferor within ten (10) Business Days following the delivery of the closing notice due to any reason not attributable to the Transferee or the Transferor, the Transferor shall be entitled to (i) terminate this Agreement with immediate effect and return the Deposit, or (ii) require the Transferee to continue to perform its obligations under this Agreement, and charge a late fee of 0.1% of any overdue payment per day.

4.	CONDITIONS PRECEDENT TO ClOSING

The obligations of the Transferor to sell the Transferred Interest to the Transferee, unless otherwise waived in writing by the Transferor, is subject to the fulfilment of the following conditions:

4.1	the board of directors and shareholders of the Company shall have passed resolutions approving the Transfer, this Agreement and other ancillary agreements or documents related to this Agreement;

4.2	the Transferor shall have obtained approvals from its board of directors and the shareholders’ meeting of the Listco;

4.3	the Special Committee shall have not accepted any offer in respect of the purchase or transfer of the Transferred Interest from any third-party (“New Offer”) before shareholders’ meeting of the Listco approves the Transfer;

4.4	other shareholders of the Company shall have waived the right of first refusal with respect to the Transferred Interest in writing;

4.5	all representations and warranties given by the Transferee herein shall remain in all material respects accurate as of the Closing Date, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment; and

4.6	the Transferee shall not be in violation of any of its obligations and covenants under this Agreement, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment.

5.	CLOSING

5.1	Closing shall take place in Beijing, PRC on the next Business Day following (i) the satisfaction or waiver of the conditions set out in Article 4 as evidenced by a closing notice issued by the Transferor pursuant to Articles 5.2 below and (ii) the receipt of the fully payment of the Purchase Price confirmed by the Transferor, or at such other place or on such other date as may be agreed in writing between the Parties (“Closing Date”).

5.2	Upon the satisfaction or waiver of the conditions set out in Article 4, the Transferor shall deliver a closing notice signed by an authorized representative of the Transferor to the Transferee, declaring the satisfaction or waiver by the Transferor of the conditions set out in Article 4.

5.3	Within three (3) months after the Closing, the Company shall (i) report for filing to, and register the Transfer and this Agreement with, MOFCOM and SAIC, and obtain a new business license of the Company; and (ii) take all necessary steps to register or file the Transfer with various government authorities as may be required by the laws of the PRC. Both the Transferor and the Transferee shall offer any assistance, cooperation reasonably required to fulfill and complete those registrations or filings.

5.4	Gains and losses accrued during the period from execution date of this Agreement to the Closing Date (the “Interim Period”) shall be borne by the Transferee and other shareholders of the Company in proportion to their equity interest percentages following the Transfer. Since the Closing Date, the Transferee shall have all shareholder’s rights in respect of the Transferred Interest and assume the shareholder’s obligations accordingly, and the Transferor shall not be held liable for the Transferred Interest or the Company.

6.	REPRESENTATIONS AND Warranties

6.1	Each of the Transferor and the Transferee makes representations and warranties applicable to them as set forth in Schedule 1.

6.2	Each Party confirms that their respective representations and warranties as set forth in Schedule 1 are accurate in all material respects on the date of the execution of this Agreement and the Closing Date, unless such breach will not interfere with the ability of the Transferee to proceed with the Closing and pay the Purchase Price or otherwise delay the Closing and payment.

7.	COVENANTS

7.1	During the Interim Period, the Company shall take all necessary actions to maintain the existence and good standing of the Company, and continue to operate the business in ordinary course.

7.2	The Transferee further covenants that it shall, and shall procure its shareholders or controlling persons to comply with the commitment letter in the form attached hereto as Exhibit B and undertake the obligations thereunder, and take all actions to cooperate with the Transferor to file the Transfer with the U.S. Securities and Exchange Commission, including providing information, and documents and materials duly executed as required by the Transferor in a timely manner.

8.	INDEMNIFICATION FOR BREACH OF CONTRACT

8.1	Unless otherwise provided in this Agreement, each Party (each, an “Indemnitor”) agrees to indemnify any other Party and each of its Affiliates, successors and assigns (“Indemnitee”) from and against any and all damages, losses and expenses (including, without limitation, legal fees and expenses and the costs of investigating any claims, but excluding any consequential or indirect damages, lost profits, frustrated expenses, internal administration and overhead costs) (“Losses”) that the Indemnitee may incur or sustain from the Indemnitor’s breach of any of its representations, warranties or covenants in this Agreement. For the avoidance of doubt, the Transferor is only obligated to indemnify the Indemnitee from and against the Losses arising from the Transferor’s breach of the representations, warranties and covenants given under Section 1 in Schedule 1, Article 3.2 (with respect to return of the Deposit), Article 9 and Article 10.1.

8.2	Unless otherwise provided under the relevant PRC laws, the indemnification liabilities undertaken by each Indemnitor under this Article 8 shall expire, with respect to a Loss, two years from the date upon which the Indemnitee has become aware or should have become aware of such Loss; provide however that for the Transferor, in any event, after the Closing, no liability will arise and no indemnification shall be made in respect of the Transfer or under this Agreement.

8.3	In any event, the total liability applied to the Transferor with respect to the Transfer and other obligations under this Agreement shall not exceed 10% of the Purchase Price that is actually paid by the Transferee.

8.4	For clarification purposes, the Parties agree that neither the Transferee nor any of its Affiliates (including the Company) or successors shall assert any claims against the Transferor or any of its Affiliate, or any of their respective directors and senior managements with respect to matters relating to the Company or its business and assets arising up to the Closing Date.

8.5	After execution of this Agreement, the Transferor and Special Committee are allowed to initiate and negotiate competing bids in respect of transfer of the Company’s equity interest with any third party before the shareholders’ meeting of the Listco approves the Transfer. In the event the Special Committee accepts the offer by a third party prior to the Closing, the Transferor shall terminate this Agreement immediately, and return the Deposit, the interest accrued thereon, plus a contractual penalty equal to 50% of the Deposit to the Transferee within ten (10) Business Days. If the Transferor fails to return the Deposit and the interest accrued thereon, and the contractual penalty within the foregoing period, a late fee of 0.1% of the aggregate amount of un-returned Deposit, the interest accrued and the outstanding portion of contractual penalty per day shall be charged.

8.6	The Transferor shall execute this Agreement no later than November 8, 2016, and the Listco shall convene board meeting with respect to the Transfer on or prior to November 8, 2016 and announce the voting results of the shareholders’ meeting to public on or prior to February 28, 2017. Otherwise, unless waived by the Transferee, the Transferee is entitled to terminate this Agreement with immediate effect without incurring any liabilities, except in cases where the foregoing procedures are not completed within the prescribed time limit due to any reason attributable to the Transferee and/or its Affiliates.

8.7	If this Agreement is terminated by the Transferee pursuant to Article 8.6, the Transferor shall return the Deposit and the interest accrued thereon to the Transferee within ten (10) Business Days. If the Transferor fails to return the Deposit and the interest accrued within the foregoing period, a late fee of 0.1% of the un-returned Deposit and the interest accrued per day shall be charged (the interest under Articles 8.5, 8.6 and 8.7 shall be calculated from November 3, 2016 at the current account deposit interest rate of China Merchants Bank of the same term).

8.8	The Transferor may terminate this Agreement without incurring any liabilities after February 28, 2017, if the conditions set out in Article 4 have not been satisfied or waived on or prior to such date. In addition, the Transferor may terminate this Agreement with immediate effect if the shareholders’ meeting of the Listco votes against the Transfer, without incurring any liabilities.

9.	CONFIDENTIAL INFORMATION

9.1	The terms of the confidentiality agreement entered into on September 8, 2016 (the “Confidentiality Agreement”) between Beijing Bao Ding Hui Jin Fund Management Co., Ltd. and China Digital TV Holding Co., Ltd. shall apply to this Agreement and any information exchanged between the Parties hereunder as if the Transferee were Beijing Bao Ding Hui Jin Fund Management Co., Ltd. under the Confidentiality Agreement. For clarification purposes, the contents of this Agreement, including without limitation the details of the Purchase Price, shall be deemed to be confidential information of the Parties and shall be so treated in accordance with the terms of the Confidentiality Agreement.

10.	COSTS AND TAX ARISING FROM THE TRANSFER

10.1	Unless otherwise provided hereunder, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance by it, including the Closing, of this Agreement and of each document referred to in it.

10.2	Each Party shall be responsible for its own Tax liability arising from the Transfer. The Transferee is obligated to withhold Tax payable by the Transferor in the PRC, and is entitled to set-off the amount of such Tax from the Purchase Price payable to the Transferor, provided however that the Transferee shall provide the Transferor with the original copy of the document issued by competent PRC tax authority evidencing that the Transferor has paid such Tax in full. The Parties further agree that each Party shall be responsible for its own stamp duty payable in the PRC.

11.	GENERAL

11.1	A variation of or amendment to this Agreement is valid only if it is made in writing and signed by or on behalf of each Party.

11.2	The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

12.	ASSIGNMENT

None of the Parties may assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement, unless otherwise it has obtained the other Parties’ prior written consent.

13.	NOTICES

13.1	All notices or communications given under this Agreement by a Party to the other Party shall be in writing and may be sent by facsimile, courier, hand delivery, certified registered air mail (return receipt requested) and/or E-mail to the Parties at the following addresses:

To the Transferor: Golden Benefit Technology Limited

Address: Room 1501 (112), 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Attn: Hao Nan

Email: haonan@novel-supertv.com

To the Transferee: Changxing Bao Li Rui Xin Technology Co., Ltd.

Address: Room 1460, 14/F, Tower A, Changxing Word Trade Mansion, 1278 Mingzhu Road, Changxing Economic Development Zone, Huzhou, Zhejiang

Attn: Wang Jinbo

Fax No.: 8610-82893357

Email: wangjb@videoworks.cn

To the Company: Beijing Super TV Co., Ltd.

Address: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing

Attn: Zhang Xu

Email: zhangxu@novel-supertv.com

13.2	Such notice or communication shall be deemed to have been delivered, in case of facsimile or E-mail, on the date it is successfully transmitted, and in case of courier or hand delivery or certified registered air mail, on the date of receipt by the recipient. The above addresses and contact information may be changed by the addressee by written notice to the other Parties.

14.	Effectiveness

This Agreement shall become effective upon execution of this Agreement by all Parties.

15.	ENTIRE AGREEMENT

This Agreement and its Appendices and Schedules together with the Confidentiality Agreement constitute the entire agreement of the Parties relating to the Transfer of the Transferred Interest and supersedes and extinguishes all prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating to the transfer of the Transferred Interest.

16.	GOVERNING LAW

This Agreement is governed by, and construed in accordance with the laws of the PRC.

17.	dispute resolution

17.1	Each Party shall make every reasonable effort to resolve any dispute which may arise under or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity) through consultation, and the consultation starts immediately at the time when a Party provides the other Party with a written notice requesting such consultation.

17.2	If the dispute is not resolved after negotiation, any Party may submit the dispute to arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”), in accordance with the arbitration rules of HKIAC in effect at the time of application for arbitration. The arbitration shall be conducted in Hong Kong and there shall be three (3) arbitrators. The arbitration proceedings shall be conducted in Chinese language. The arbitral award shall be final and binding upon the Parties.

18.	Languages and COUNTERPARTS

This Agreement is written in Chinese and shall executed in ten originals. Each of the Parties shall hold two originals respectively, and the other four originals shall be used for relevant filings and registration. All the counterparts together constitute the same document.

SCHEDULE 1
REPRESENTATIONS AND WARRANTIES

1.       Each Party represents and warrants, as to itself, to any other Party that:

1.1	such Party is a corporation duly and legally organized and validly existing under, or by virtue of, the laws of the jurisdiction of its incorporation or establishment;

1.2	such Party has all requisite power, authority and approvals required to enter into this Agreement and has all requisite power, authority and approvals to perform fully each of its obligations under this Agreement in accordance with the PRC laws and regulations and applicable laws and regulations of the place where such Party is incorporated;

1.3	such Party’s representative whose signature is affixed to this Agreement is fully authorized to sign such Agreement and to bind such Party thereby, and this Agreement is, when executed by such Party, a valid, effective and legally binding document to such Party, and enforceable against such Party in accordance with its terms.

2.       The Transferor hereby further represents and warrants to the Transferee, as follows:

2.1	it is the legal owner of the Transferred Interest and has full legal rights to sell the same to the Transferee under the terms and conditions of this Agreement;

2.2	it has fully fulfilled its capital contribution obligation to the Company’s registered capital;

2.3	except for the statutory right of first refusal that the other shareholders of the Company may have in respect of the Transferred Interest as provided under the PRC laws, there are no claims, lawsuits, liens, pledges, charges, mortgages, or other encumbrances of any kind against the Transferred Interest.

IN WITNESS WHEREOF, this Agreement is duly executed by the Parties on the date first above written.

Golden Benefit Technology Limited

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Director

Changxing Bao Li Rui Xin Technology Co., Ltd.

By:	/s/ Wang Jinbo
Name:	Wang Jinbo
Title:	Authorized Signatory

Beijing Super TV Co., Ltd. (Seal)

By:	/s/ Zhu Jianhua
Name:	Zhu Jianhua
Title:	Legal Representative

EXHIBIT A
Payment instruction

EXHIBIT B
COMMITMENT LETTER